15165 Ventura Blvd
Suite 200
Sherman Oaks, CA 91403

                               July 11, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Petroteq Energy, Inc.
Registration Statement on Form 10-12G
Filed May 22, 2019
File No. 000-55991

Dear Sirs:

Petroteq Energy, Inc. (the “Company”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form 10-12G, as amended (File No. 000-55991), to become effective on Friday, July 12, 2019, at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Company hereby authorizes its counsel, Leslie Marlow, Esq. of Gracin & Marlow, LLP, to orally modify or withdraw this request for acceleration. Please contact Ms. Marlow at (516) 496-2223 or (212) 907-6457 with any questions you may have concerning this request, and please notify her when this request for acceleration has been granted.

Sincerely,

/s/ David Sealock

David Sealock

Chief Executive Officer